

16013831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 29 2016 Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davinci Capital Management, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Cambridge Street
(No. and Street)

Cambridge	MA	02141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. McSweeney (617) 354-3222 ext 16
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James J. McSweeney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davinci Capital Management, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


JAMES F. TOOHEY, JR.
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 19, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Comprehensive Income (Loss)	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 12
SUPPLEMENTAL SCHEDULE	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	13


SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
DaVinci Capital Management, Inc.

We have audited the accompanying statement of financial condition of DaVinci Capital Management, Inc. (a Delaware corporation, the "Company") as of December 31, 2015 and the related statements of operations, comprehensive income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DaVinci Capital Management, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to uniform net capital rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 27, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$	96,587
Receivables from clearing organizations		66,413
Deposits with clearing organization		28,025
Prepaid expenses		40
Marketable securities		52,353
Property and equipment, net		1,157
	$	244,575

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	65,696
Due to related party		85,889
		151,585
Stockholder's equity:		
Common stock, no par value,		
Authorized 10,000 class A voting shares and		
10,000 class B non-voting shares;		
issued and outstanding 900 class A shares		18,000
Additional paid-in capital		758,606
Accumulated deficit		(710,019)
Accumulated other comprehensive income		26,403
		92,990
	$	244,575

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2015

Revenues:		
Commission income	$	859,306
Interest and dividend income		706
Miscellaneous income		400
		860,412
Operating expenses:		
Clearing charges		27,679
Commissions		614,882
Computer expenses		13,724
Depreciation expense		2,844
Dues and subscriptions		5,465
Equipment rental		2,567
Insurance		12,724
Maintenance agreement		2,000
Office expense		7,464
Office rent		30,000
Payroll taxes		8,388
Professional fees		24,071
Regulatory expenses		45,642
Salaries		128,730
Taxes - other		578
Utilities		1,653
		928,411
Net loss	$	(67,999)

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF COMPREHENSIVE INCOME (LOSS)
Year Ended December 31, 2015

Net loss	$	(67,999)
Other comprehensive income (loss):		
Unrealized gain on investments		9,189
Comprehensive income (loss)	$	(58,810)

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2015

	Class A Common Stock Shares	Class A Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2015	900	$ 18,000	$ 723,606	$ (642,020)	$ 17,214	$ 116,800
Net loss	-	-	-	(67,999)	-	(67,999)
Capital contributions	-	-	35,000	-	-	35,000
Unrealized holding gain on marketable securities	-	-	-	-	9,189	9,189
Balance, December 31, 2015	900	$ 18,000	$ 758,606	$ (710,019)	$ 26,403	$ 92,990

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (67,999)
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation expense	2,844
Changes in operating assets and liabilities:	
Receivables from clearing organizations	(5,892)
Deposits with clearing organization	(3)
Prepaid expenses	1,601
Accounts payable and accrued expenses	(5,330)
Net cash used for operating activities	(74,779)
Cash flows from financing activities:	
Increase in due from/to related party	55,430
Shareholder contributions	35,000
Net cash provided by financing activities	90,430
Net increase in cash during the year	15,651
Cash, beginning of year	80,936
Cash, end of year	$ 96,587
Supplemental cash flow information:	
Cash paid during the year for:	
Corporate taxes	$ 456

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note 1 **Organization and nature of business**

DaVinci Capital Management, Inc. (the "Company") was incorporated in December 1998 and is a Delaware Corporation that is wholly owned by Airgead LLC ("Airgead"). The Company operates as a broker-dealer and registered investment advisor in the New England area. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 **Summary of significant accounting policies**

Revenue recognition
Revenue is recognized when commissions and other income are earned and the amounts can be reasonably estimated.

Receivables from broker-dealers and clearing organizations
Receivables from broker-dealers and clearing organizations consist of commissions due under normal trade terms. The Company provides an allowance for doubtful collections which is based on a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2015 there was no reserve for uncollectible receivables.

Marketable securities
The Company accounts for its marketable securities at fair value, as the Company has categorized them as available-for-sale securities. Accordingly, unrealized holding gains and losses are excluded from earnings and reported in other comprehensive income, which is a separate component of stockholder's equity. Realized gains or losses are computed based on specific identification of securities that are sold and are included in earnings.

Property and equipment
Property and equipment is stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets. Normal repair and maintenance costs are expensed as incurred.

Income taxes
The Company accounts for income taxes using an asset and liability approach. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income.

DAVINCI CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2015

Note 2 **Summary of significant accounting policies (continued)**

Income taxes (continued)
Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense or benefit from income taxes is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Income tax positions
The Financial Accounting Standards Board ("FASB") issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's federal and state income tax returns are generally open for examination for the past three years.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value
Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting standards more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings (see Note 8). The Company's financial and nonfinancial assets and liabilities reflected in the financial statements at fair value consist of marketable securities.

Note 2 **Summary of significant accounting policies (continued)**

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, receivables from clearing organizations, deposits with clearing organizations, prepaid expenses, due from and to related party, and accounts payable and accrued expenses approximates fair value due to the short term maturities of these assets and liabilities.

Subsequent events
The Company has evaluated subsequent events through February 27, 2016, which is the date the financial statements were available to be issued.

Note 3 **Deposits with clearing organization**

The Company contracted with National Financial Services, Inc. ("NFS") to act as their clearing agent. In connection with this agreement, NFS has required the Company to maintain a deposit of $25,000 which is held in an interest bearing account and is included in deposits with clearing organizations on the accompanying statement of financial condition.

Note 4 **Securities owned**

The Company owns common stock in the NASDAQ Stock Market, Inc. These securities are deemed to be readily marketable. The estimated fair value at December 31, 2015 was $52,353, as determined by quoted market prices. The cost of the securities was $25,950.

Note 5 **Property and equipment**

Property and equipment consisted of the following at December 31, 2015:

	Estimated Useful Lives	
Computer equipment	3 years	$48,822
Leasehold improvements	Life of lease	4,056
		52,878
Less accumulated depreciation and amortization		51,721
		$1,157

Depreciation expense for the year ended December 31, 2015 was $2,844.

DAVINCI CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2015

Note 6 **Income taxes**

The deferred tax asset, and related valuation allowance, includes the following components at December 31, 2015:

	Federal	State	Total
Deferred tax asset	$78,000	$15,000	$93,000
Valuation allowance	(78,000)	(15,000)	(93,000)
Net deferred tax asset	$ -	$ -	$ -

The Company recognizes deferred taxes for operating losses that are available to offset future federal and state income taxes. The Company has available net operating loss carryforwards of approximately $274,000 for federal and $188,000 for Massachusetts state tax purposes. The federal and state net operating losses can be used to offset future taxable income and expire at various dates through December 2035 and December 2020, respectively.

The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This reduction is necessary due to uncertainty as to the Company's ability to utilize all of its net operating loss carryforwards before they expire. The change in the valuation allowance for the year ended December 31, 2015 was an increase of $22,000.

Note 7 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital ratio, as defined, shall not exceed 15 to 1.

At December 31, 2015 the Company's net capital was $60,005, which was $49,899 in excess of its required net capital of $10,106. The Company's aggregate indebtedness to net capital was 253%.

Note 8 **Fair value measurements**

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually) be measured at fair value.

Note 8 **Fair value measurements (continued)**

These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 – Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when higher level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2015.

Marketable securities: Consist of equity securities valued using quoted market prices.

Note 8 **Fair value measurements (continued)**

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's financial assets at December 31, 2015:

Financial Asset:	December 31, 2015	Level 1	Level 2	Level 3
Equity securities	$52,353	$52,353	$ -	$ -
Total	$52,353	$52,353	$ -	$ -

Note 9 **Related party transactions**

Airgead's majority shareholder controls Comprehensive Insurance Providers ("CIP"). The Company leases its office space as a tenant at will from CIP Real Estate, LLC whose majority member also controls CIP. Rent expense was $30,000 for the year ended December 31, 2015.

As of December 31, 2015, the Company has an outstanding payable in the amount of $85,889, to CIP, for amounts owed under the expense sharing agreement.

Note 10 **Expense sharing agreement**

The Company has entered into an expense sharing agreement with a related entity under common control. Under the agreement a portion of salaries and related expenses of the related entity, that are determined to be attributable to activities of the Company, are allocated to the Company.

DAVINCI CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2015

Net capital		
Stockholder's equity		$ 92,990
Deductions and charges:		
Nonallowable assets:		
Receivables from clearing organizations	(19,885)	
Prepaid expenses	(40)	
Property and equipment, net	(1,157)	(21,082)
Net capital before haircuts on securities positions		71,908
Haircuts on securities:		
Trading and investing securities	(8,413)	
Undue concentration	(3,490)	(11,903)
Net capital		$ 60,005
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 151,585
Computation of basic net capital requirement		
Minimum net capital required		$ 10,106
Minimum dollar net capital required		5,000
Net capital requirement		10,106
Excess net capital		$ 49,899
Net capital less 10% of aggregate indebtedness		$ 44,847
Percentage of aggregate indebtedness to net capital		253%

Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2015)

Net capital, as reported in Company's part II (unaudited) focus report	$ 51,004
Decrease in accounts payable and accrued expenses	$ 9,001
Net capital as reported above	$ 60,005

DAVINCI CAPITAL MANAGEMENT, INC.

EXEMPTION REPORT

Period Ended December 31, 2015

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

REPORT UNDER EXEMPTION CONTAINED IN RULE 15C3-3 2



Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
DaVinci Capital Management, Inc.

We have reviewed management's statements, included in the accompanying Report Under the Exemption Contained in Rule 15c3-3, in which (1) DaVinci Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which DaVinci Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) DaVinci Capital Management, Inc. stated that DaVinci Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. DaVinci Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DaVinci Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

February 27, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com



Davinci Capital Management, Inc.

801 Cambridge Street
Cambridge, MA 02141
Tel (617) 354-3222
Fax (617) 354-0112
info@davinci401k.com

DAVINCI CAPITAL MANAGEMENT EXEMPTION REPORT

DAVINCI CAPITAL MANAGEMENT, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

By: ______________________

Title: President

Date: February 26, 2016

DAVINCI CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2015